[redacted]

08031636

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC Mail Processing Section
APR 23 2008
Washington, DC

SEC FILE NUMBER
8-42814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TBG FINANCIAL & INSURANCE SERVICES CORP. DBA, TBG FINANCIAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2029 CENTURY PARK EAST, 37th FLOOR
(No. and Street)

LOS ANGELES, (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DEANNA B. MCMAHON (310) 203-8770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 SOUTH GRAND AVENUE (Address) LOS ANGELES, (City) CALIFORNIA (State) 90071 (Zip Code)

PROCESSED
APR 30 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DEANNA B MCMAHON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TBG FINANCIAL & INSURANCE SERVICES CORP., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(see attached notarial certificate)

Deanna McMahon
Signature

Executive Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ___
2 ___
3 ___
4 ___
5 ___
6 ___ Signature of Document Signer No. 1 ___ Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to ~~(or affirmed)~~ before me on this 22nd (Date) day of April (Month), 2008 (Year), by

(1) Deanna McMahon, (Name of Signer)

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

~~(and~~

(2) ___, (Name of Signer)

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

Signature [signature] (Signature of Notary Public)

CHARNITA BELCHER
Commission # 1718589
Notary Public - California
Los Angeles County
My Comm. Expires Jan 20, 2011

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: ___ Number of Pages: ___

Signer(s) Other Than Named Above: N/A

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

TBG FINANCIAL & INSURANCE SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2007

The Company is exempt from the Computation of Reserve Requirements according to the provision of Rule 15c3-3(k)(1).

See accompanying independent auditors' report.

Schedule 3

TBG FINANCIAL & INSURANCE SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Information Relating to Possession or Control
Requirements under Rule 15c3-3

December 31, 2007

The Company is exempt from the Rule15c3-3, as it relates to Possession or Control Requirements under the (k)(1) exemptive provision.

See accompanying independent auditors' report.

END